SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 13)
Under the Securities Exchange Act of 1934

Catalyst Paper Corporation

(Name of Issuer)

Common Shares
(Title of Class and Securities)

14888T104
(CUSIP Number of Class of Securities)

Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copies to:
Daniel P. Raglan, Esq.
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036
(212) 880-6000

November 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14888T104

1	NAMES OF REPORTING PERSONS Third Avenue Management LLC I .D. No. 01-0690900
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3
SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER
7
111,946,903 Shares
SHARED VOTING POWER
8
0 Shares
SOLE DISPOSITIVE POWER
9
111,946,903 Shares
SHARED DISPOSITIVE POWER
10
0 Shares
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
111,946,903 Shares
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
29.3%[1]
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IA

[1] This calculation is based on 381,900,450 common shares of Catalyst Paper Corporation (the “Company”) outstanding as of November 14, 2011 as reported in the Company’s third quarter report filed on November 16, 2011 as Exhibit 99.1 to Form 6-K.

Explanatory Note

This Amendment No. 13 amends and supplements the Schedule 13D filed on July 28, 2006 by Third Avenue Management LLC (“TAM”), as amended by Amendment No. 1 to the Schedule 13D filed on August 15, 2006 by TAM, Amendment No. 2 to the Schedule 13D filed on October 27, 2006 by TAM, Amendment No. 3 to the Schedule 13D filed on November 14, 2007 by TAM, Amendment No. 4 to the Schedule 13D filed on December 19, 2007 by TAM, Amendment No. 5 to the Schedule 13D filed on January 9, 2008 by TAM, Amendment No. 6 to the Schedule 13D filed on February 10, 2008 by TAM, Amendment No. 7 to the Schedule 13D filed on April 18, 2008 by TAM, Amendment No. 8 to the Schedule 13D filed on May 8, 2008 by TAM, Amendment No. 9 to the Schedule 13D filed on September 15, 2008 by TAM, Amendment No. 10 to the Schedule 13D filed on November 9, 2010 by TAM, Amendment No. 11 to the Schedule 13D filed on June 6, 2011 by TAM and Amendment No. 12 to the Schedule 13D filed on October 27, 2011 by TAM (the “Statement”) relating to the common shares (“Common Shares”) of Catalyst Paper Corporation, a corporation organized under the laws of the province of British Columbia, Canada (the “Company”).

This Amendment No. 13 amends the Statement to reflect the disposition of 3,967,309 Common Shares beneficially owned by certain investment advisory clients of TAM since October 26, 2011. As of December 1, 2011, TAM continues to exercise control or direction over 111,946,903 Common Shares, or 29.3% of the outstanding Common Shares (which is a reduction from the 115,914,212 Common Shares, or 30.4% of the outstanding Common Shares, reflected in Amendment No. 12 to the Schedule 13D that was filed on October 27, 2011).

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended in its entirety to read as follows:

Pursuant to instructions from various investment advisory clients and as a result of pro-rata reductions in certain accounts, an aggregate of 3,967,309 Common Shares, or approximately 1.0% of the Company’s issued and outstanding Common Shares, were sold since October 26, 2011.

TAM continues to exercise control or direction over 111,946,903 Common Shares as investment adviser to investment advisory clients. TAM is currently entitled to vote 111,946,903 of such Common Shares.

Subject to compliance with applicable securities laws, TAM may, in the future on behalf of its client accounts, acquire control or direction over additional Common Shares, sell Common Shares or cease to exercise control or direction over Common Shares. TAM has no present plans or proposals which relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended in its entirety to be replaced by the following:

(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 111,946,903 Common Shares, constituting approximately 29.3% of the 381,900,450 Common Shares outstanding as of November 14, 2011.

A. Third Avenue International Value Fund

(a)	Amount beneficially owned: 72,271,095 Common Shares.

(b)	Percent of class: 18.9%

(c)	Number of Common Shares as to which TAM has:
	(i)	Sole power to vote or direct the vote: 72,271,095

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition: 72,271,095

	(iv)	Shared power to dispose or direct the disposition: 0

B. Third Avenue Management Separately Managed Accounts

(a)	Amount beneficially owned: 16,664,395 Common Shares.

(b)	Percent of class: 4.4%

(c)	Number of Common Shares as to which TAM has:
	(i)	Sole power to vote or direct the vote: 16,664,395

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition: 16,664,395

	(iv)	Shared power to dispose or direct the disposition: 0

C. Third Avenue Small-Cap Value Fund

(a)	Amount beneficially owned: 21,530,352 Common Shares.

(b)	Percent of class: 5.6%

(c)	Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 21,530,352

(ii) Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 21,530,352

(iv)	Shared power to dispose or direct the disposition: 0

D. Third Avenue International Value Fund UCITS

(a)	Amount beneficially owned: 1,481,061 Common Shares.

(b)	Percent of class: 0.4%

(c)	Number of Common Shares as to which TAM has:

	(i)	Sole power to vote or direct the vote: 1,481,061

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition: 1,481,061

	(iv)	Shared power to dispose or direct the disposition: 0

(c) TAM has effected the following transactions in the Common Shares during the past sixty days:

Transaction Effected By:	Date of Transaction	Amount of Common Shares Involved	Price per Common Share CAD	Where and How Effected

Separately managed accounts	10/26/11	781,000	$0.0700	Client directed sale

Separately managed accounts	10/27/11	1,000,000	$0.0681	Client directed sale

Separately managed accounts	10/28/11	1,660,628	$0.0653	Client directed sale

Separately managed accounts	11/22/11	271,681	$0.0500	Client directed sale

Separately managed accounts	11/28/11	86,000	$0.0425	Pro-rata reduction

Separately managed accounts	11/29/11	168,000	$0.0404	Pro-rata reduction

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e) Not applicable.

Item 7. Material to be Filed as an Exhibit

Item 7 of the Statement is hereby amended and supplemented by the filing of the following exhibits herewith:

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2011

THIRD AVENUE MANAGEMENT LLC

/s/ W. James Hall

Name:	W. James Hall
Title:	General Counsel